Prospectus Supplement (To Prospectus dated April 7, 2006)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-133087

960,000 Shares Common Stock $ 8.26 per Share

We are offering 960,000 shares of our Common Stock.

Our Common Stock is traded on the Nasdaq National Market under the symbol “EMIS.”  On May 8, 2006, the last reported sale price for our Common Stock on the Nasdaq National Market was $8.21 per share.

Investing in our securities involves significant risks. See “Risk factors” on page S-7 of this prospectus supplement.

	Per Share	Total

Public offering price	$8.26	$7,929,600
Proceeds, before expenses, to Emisphere Technologies, Inc.	$8.26	$7,929,600

This prospectus supplement relates to the offer of 960,000 shares of our Common Stock to MHR Institutional Partners IIA LP (together with certain affiliated funds “MHR”), a principal shareholder of Emisphere, pursuant to a separate subscription agreement, dated May 9, 2006. We expect the total offering expenses to be approximately $107,000 for all sales pursuant to this prospectus supplement and accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May 9, 2006

Table of contents

Prospectus supplement

          You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized anyone to provide you with different information.  We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted.  You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates thereof.

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About this prospectus

          This document is in two parts.  The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and certain other matters relating to us and our financial condition.  The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the securities we are offering.  Generally, when we refer to “this prospectus,” we are referring to both parts of this document combined.  You should read this prospectus supplement along with the accompanying prospectus.  If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

          We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you.  Moreover, such representations, warranties or covenants were accurate only as of the date when made.  Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

          In this prospectus, “Emisphere,” “we,” “us” and “our” refer to Emisphere Technologies, Inc.

Summary

          The following summary contains basic information about the offering.  It may not contain all of the information that is important to you.  This prospectus supplement includes or incorporates by reference information about this offering, our business and our financial and operating data.  You should carefully read the entire prospectus supplement, including the risk factors, the accompanying prospectus, and the documents incorporated by reference.

Our company

Overview

          Emisphere Technologies, Inc. is a biopharmaceutical company developing products using its proprietary eligen® drug delivery technology.  We apply this technology to orally administer therapeutic macromolecules (such as proteins, peptides, and polysaccharides) that are not currently available in oral form and poorly absorbed small molecules.  We believe that our drug delivery technology may lead to greater patient convenience and compliance, and in some cases, improved therapies.  As of December 31, 2005, we have 80 granted patents and 53 applications pending in the United States, and patents and patent applications covering product candidates in the anticipated markets for such products.

          We have product candidates in development across a broad range of therapeutic areas, including cardiovascular disease, diabetes, osteoporosis and growth disorders, among others.  Also, we have partnerships with world-leading pharmaceutical companies.  To date, we have devoted substantially all of our efforts and resources to research and development and have not generated sales of any of our products.

Certain Other Recent Developments

          In September 2005, we executed a Senior Secured Loan Agreement (the “Loan Agreement”) with MHR Institutional Partners IIA LP (together with certain affiliated funds, “MHR”).  The Loan Agreement provides for a seven year, $15 million secured loan from MHR to us at an interest rate of 11% (the “Loan”).  Net proceeds from the Loan were approximately $12.9 million.   On April 4, 2006, MHR notified us of its intent to exercise their right to exchange the Loan for an 11% senior secured convertible note (the “Convertible Note”) with substantially the same terms as the Loan, except that the Convertible Note will be convertible, at the sole discretion of MHR or any assignee thereof, into shares of our common stock at a price per share of $3.78, interest will be payable in kind rather than in cash and we will have the right to call the Convertible Note after September 26, 2010 if certain conditions are satisfied.  MHR also exercised its option to purchase warrants to purchase up to 617,211 shares of common stock.  On April 10, 2006 the purchase of the warrants was completed and we received $551 thousand in proceeds.  On May 5, 2006 we received an executed waiver from MHR providing for a temporary waiver of defaults, which were not payment-related, under the Loan Agreement.

          On April 25, 2006, the United States District Court in the Southern District of Indiana ordered Eli Lilly and Company to assign to Emisphere the patent application Lilly filed with the World Intellectual Property Organization, including any final patents that may be issued as a result of that application. On May 3, 2006, Lilly notified Emisphere that it has assigned the patent to Emisphere.

          On April 28, 2006, Novartis AG (“Novartis”)notified us of their decision to elect to commence development in the oral recombinant human growth hormone program. On May 3, 2006, we received a $5 million milestone payment from Novartis in connection with that election.

          On May 9, 2006, we filed our Quarterly Report on Form 10-Q with the Securities and Exchange Commission, which reported our financial results for the first quarter ended March 31, 2006.  We reported an operating loss of $6.6 million for the quarter ended March 31, 2006, compared to an operating loss of $8.2 million for the first quarter of 2005. We reported a net loss of $26.8 million, or $1.13 per basic and diluted share, for the quarter ended March 31, 2006, compared to net income of $6.5 million, or $0.34 per share for the quarter ended March 31, 2005.

          Total operating expenses were $8.3 million for the 2006 first quarter, a decrease of $0.9 million, or 10%, compared to the same period last year. Total operating expenses include research and development costs of $4.5 million, an increase of $0.1 million or 3%, compared to last year’s first quarter and general and administrative expenses of $2.8 million, a decrease of $0.9 million or 24%, compared to the same period last year.  The 24% decrease in general and administrative expenses is primarily due to a decrease in professional fees related to the Lilly litigation. We implemented SFAS 123(R) as of January 1, 2006, resulting in non-cash stock-based compensation charges of $0.4 million during the first quarter. We also reported revenue of approximately $1.7 million for the quarter as compared to approximately $1 million for the same period last year.

          The net loss of $26.8 million includes two significant non-cash charges. First, upon stockholder approval of the exchange of the MHR Loan for the MHR Convertible Note, we recorded as an expense the calculated value as of the date of stockholder approval of the beneficial conversion feature inherent in the Convertible Note. The beneficial conversion feature, valued at $12.2 million, was recorded as additional paid-in capital and a corresponding charge to interest expense. Second, due to the significant increase in the market price of our common stock during the first quarter, a $7.6 million charge was recorded related to the increase in fair value of outstanding derivative instruments, which are principally warrants issued in connection with financing activities.

          Cash, cash equivalents, restricted cash and investments held as of March 31, 2006 were $4.0 million, a net decrease of $5.2 million from such amounts held on December 31, 2005. Weighted average shares outstanding on a diluted basis for the quarters ended March 31, 2006 and 2005, were 23.7 million and 22.4 million, respectively.

          Our Chief Financial Officer, Elliot M. Maza, has indicated his intention to resign following the completion of this offering to assume the role of senior vice president and chief financial officer of a biotechnology company.   No firm departure date has been set and Mr. Maza plans to remain with the company for a short period of time and assist with the transition.

          The role of Chief Accounting Officer had previously been assigned to Noelle Whitehead, who will continue in that role.

          Also, the board has authorized the retention of an executive search firm to seek candidates for Chief Executive Officer and/or Chief Operating Officer for the company.  In the event the board determines to hire a Chief Executive Officer, it is the board’s current intention for Michael Goldberg to remain Chairman of the company.

EMISPHERE TECHNOLOGIES, INC.

Condensed Statements of Operations (Unaudited)
For the three months ended March 31, 2006 and 2005

(in thousands, except share and per share data)

	For the three months ended March 31,

	2006	2005

Revenue	$1,696	$993

Costs and expenses:
Research and development	4,517	4,412
General and administrative expenses	2,802	3,665
Depreciation and amortization	990	1,111

Total costs and expenses	8,309	9,188

Operating loss	(6,613)	(8,195)

Other (expense) and income:
Gain on extinguishment of note payable	—	14,663
Investment and other income	123	98
Change in fair value of derivative instruments	(7,564)	88
Interest expense	(12,782)	(125)

Total other (expense) and income	(20,223)	14,724

Net (loss) income	$(26,836)	$6,529

Net (loss) income per share, basic	$(1.13)	$0.34

Net (loss) income per share, diluted	$(1.13)	$0.29

Weighted average shares outstanding, basic	23,666,389	19,216,084

Weighted average shares outstanding, diluted	23,666,389	22,364,389

EMISPHERE TECHNOLOGIES, INC.

Condensed Balance Sheets (Unaudited)
For the three months ended March 31, 2006 and 2005

(in thousands)

	March 31, 2006	December 31, 2005

Assets
Cash, cash equivalents, restricted cash and investments	$4,047	$9,218
Accounts receivable	13	71
Prepaid expenses and other current assets	877	951

Total current assets	4,937	10,240
Equipment and leasehold improvements, net	5,025	5,899
Purchased technology, net	1,974	2,034
Other assets	807	815

Total Assets	$12,743	$18,988

Liabilities and stockholders’ deficit:
Current liabilities	$15,844	$10,762
Notes payable	23,001	22,857
Other long-term liabilities	165	264
Stockholders’ deficit	(26,267)	(14,895)

Total liabilities and stockholders’ deficit	$12,743	$18,988

The offering

Common stock offered by Emisphere	960,000 shares

Common stock to be outstanding after the offering	24,816,730 shares (1) (2)

Nasdaq National Market Symbol	“EMIS”

Use of proceeds	See “Use of proceeds” on page S-21 of this prospectus supplement.

Risk Factors

See “Risk factors” on page S-7 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

     (1) The number of shares of common stock to be outstanding after the offering is based on 23,856,730 shares outstanding as of March 31, 2006.

     (2) The number of shares of common stock to be outstanding after the offering excludes, as of March 31, 2006:

•	3,952,447 shares issuable upon the exercise of stock options outstanding at a weighted average exercise price of $16.61 as of March 31, 2006;

•	2,717,211 shares issuable upon exercise of outstanding warrants or options to purchase warrants at a weighted average exercise price of $3.97;

•

3,968,254 shares issuable upon conversion of a convertible note (at a conversion price of $3.78) which shall be issued to MHR upon exchange by MHR of the $15 million note payable to MHR for such convertible note;

•	1,514,377 shares issuable upon conversion of the $10 million note payable to Novartis at a conversion price based on the market price during the 20 business days prior to conversion; and

•

3,040,000 shares of common stock offered for sale in connection with this offering under a separate prospectus supplement to institutional and strategic investors at a purchase price of $8.26 per share.

Risk factors

          This offering involves a high degree of risk.  You should carefully consider the risks described below and the other information in this prospectus supplement and the accompanying prospectus before deciding to invest in shares of our common stock.  Our business, operating results and financial condition could be adversely affected by any of the following risks and the risks set forth in our filings with the Securities and Exchange Commission (“SEC”) which are incorporated by reference in this prospectus and set forth in the “Where you can find more information” section of this prospectus.  While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business.  If any of the following risks or uncertainties actually occur, our business, financial condition and operating results would likely suffer.  In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

          The following risk factors should be read carefully in connection with evaluating our business and the forward-looking statements that we make in this prospectus and elsewhere (including oral statements) from time to time.  Any of the following risks could materially adversely affect our business, our operating results, our financial condition and the actual outcome of matters as to which forward-looking statements are made in this prospectus.

Risks Related to the Business

          If we fail to raise additional capital or receive substantial cash inflows from our partners by mid-July 2006, we will be forced to cease operations.

          As of March 31, 2006, we had cash, cash equivalents and investments of $4.0 million.  We anticipate that our existing capital resources, including the $5 million milestone payment received from Novartis Pharma AG (“Novartis”) on May 3, 2006 upon commencement of the development phase of the human grown hormone program, will not enable us to continue operations past mid-July of 2006, or earlier if unforeseen events or circumstances arise that negatively affect our liquidity.  These circumstances may adversely affect our ability to raise additional capital.  If we fail to raise additional capital or obtain substantial cash inflows from existing partners prior to mid-July 2006, we will be forced to cease operations.  We are in discussions with investment bankers concerning our financing options.  We cannot assure you that financing will be available on favorable terms or at all.  If additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution to our existing stockholders.

          We have limited capital resources and operations to date have been funded with the proceeds from collaborative research agreements, public and private equity and debt financings and income earned on investments.  These conditions raise substantial doubt about our ability to continue as a going concern.  The audit report prepared by our independent registered public accounting firm relating to our consolidated financial statements for the year ended December 31, 2005 includes an explanatory paragraph expressing the substantial doubt about our ability to continue as a going concern.

          Since our inception in 1986, we have generated significant losses from operations and we anticipate that we will continue to generate significant losses from operations for the foreseeable future.  As of March 31, 2006, our accumulated deficit was $377.4 million.  Our net loss was $26.8 million for the quarter ended March 31, 2006 and $18.1 million and $37.5 million for the years ended December 31, 2005 and 2004, respectively.  The significant decrease in net loss is a result of the $14.7 million gain on the extinguishment of the Elan note payable.  Our cash outlays from operations and capital expenditures were $30.4 million for 2005.  Our stockholders’ deficit increased from $11.3 million as of December 31, 2004 to $26.93 million as of March 31, 2006.

          Even if we obtain additional financing, our business will require substantial additional investment that we have not yet secured.  We cannot be sure how much we will need to spend in order to develop, market and manufacture new products and technologies in the future.  We expect to continue to spend substantial amounts on research and development, including amounts spent on conducting clinical trials for our product candidates.  Further, we will not have sufficient resources to develop fully any new products or technologies unless we are able to raise substantial additional financing on acceptable terms or secure funds from new or existing partners.  Our failure to raise capital when needed would adversely affect our business, financial condition and results of operations, and could force us to reduce or discontinue our operations at some time in the future, even if we obtain financing in the near term.

          We may not be able to make the payments we owe to MHR, which could result in a foreclosure on substantially all of our assets, including our intellectual property.

          On September 26, 2005, we executed a Senior Secured Loan Agreement (the “Loan Agreement”) with MHR. The Loan Agreement was amended on November 11, 2005 to clarify certain terms. The Loan Agreement provides for a seven year, $15 million secured loan from MHR to us at an interest rate of 11% (the “Loan”).  The Loan is secured by a first priority lien in favor of MHR on substantially all of our assets.  The proceeds from the Loan were disbursed to a restricted account and our right to have such funds disbursed to an operating account is conditioned upon the requested amounts for any period not being in excess of 103% of amounts in our budget for such period (then in effect under the terms of the Loan Agreement), and provided that we certify to MHR that no event of default has occurred  under the Loan Agreement (or the Convertible Note described below, as applicable), no material adverse change has occurred and our representations and warranties under the Loan Agreement continue to be true and correct.  The Loan Agreement requires us to hold a special stockholder meeting for the purpose of obtaining stockholder approval of (i) the exchange of the Loan for an 11% senior secured convertible note (the “Convertible Note”) with substantially the same terms as the Loan Agreement, except that the Convertible Note will be convertible, at the sole discretion of MHR or any assignee thereof, into shares of our common stock at a price per share of $3.78, interest will be payable in kind rather than in cash and we will have the right to call the Convertible Note after September 26, 2010 if certain conditions are satisfied and (ii) the amendment and restatement of our Restated Certificate of Incorporation. On December 8, 2005, we filed with the Securities and Exchange Commission a definitive proxy statement relating to this special meeting of our stockholders.  On January 17, 2006, the special meeting of stockholders was held and both proposals were approved by our stockholders.  On April 4, 2006, MHR provided notice to us of its intent to exchange the Loan for the Convertible Note.

          The Loan Agreement provides that an event of default shall be deemed to have occurred if we default on the payment of any obligation or indebtedness when due, including any payment of interest, any of the liens in favor of MHR created by the transaction fails to constitute a perfected lien, we suffer a bankruptcy or similar insolvency event or proceeding, we materially breach a representation or warranty or fail to observe any covenant or agreement, we suffer and do not discharge in a timely manner a final judgment for the payment of a sum in excess of a certain materiality threshold, our common stock has been delisted or trading has been suspended, we sell a substantial portion of our assets, we merge with another entity without the prior consent of MHR, or any governmental action renders us unable to honor or perform our obligations under the Loan Agreement or results in a material adverse effect on our operations.  If an event of default occurs, the Loan Agreement provides for the immediate repayment of the Loan and certain additional amounts described above and as set forth in the Loan Agreement.  At such time, we may not be able to make the required payment, and if we are unable to pay the amount due under the Loan, the resulting default would enable MHR to foreclose on all of our assets.  Any of the foregoing events would have a material adverse effect on our business and on the value of our stockholders’ investments in our common stock.  On May 5, 2006 we received an executed waiver from MHR providing for a temporary waiver of defaults, which were not payment-related, made under the Loan Agreement.

          We may not be able to make the payments we owe to Novartis.

          On December 1, 2004 we issued a $10 million convertible note (the “Novartis Note”) to Novartis in connection with a new research collaboration option relating to the development of PTH 1-34.  The Novartis Note bears interest at a rate of 3% prior to December 1, 2006, 5% from December 1, 2006 through December 1, 2008, and 7% from that point until maturity on December 1, 2009.  We have the option to pay interest in cash on a current basis or accrue the periodic interest as an addition to the principal amount of the Novartis Note.  In the event that interest accrues on the Novartis Note, the accretion to principal will cause future interest payments to rise.  We may convert the Novartis Note at any time prior to maturity into a number of shares of our common stock equal to the principal and accrued and unpaid interest to be converted divided by the then market price of our common st ock, provided certain conditions are met, including that the number of shares issued to Novartis, when issued, does not exceed 19.9% of the total shares of Company common stock outstanding, that at the time of such conversion no event of default under the Note has occurred and is continuing, and that there is either an effective shelf registration statement in effect covering the resale of the shares issued in connection with such conversion or the shares may be resold by Novartis pursuant to SEC Rule 144(k).  These conditions may not be met and we may be unable to convert the Novartis Note, in which case we would be required to continue to make interest payments and the rates of such interest payments will increase over time.  Under the Novartis Note, an event of default shall be deemed to have occurred if we default on the payment of the principal amount of, and accrued and unpaid interest on, the Novartis Note upon maturity, we suffer a bankruptcy or similar insolvency event or proceeding, we materially breach a representation or warranty, we fail to timely cure a default in the payment of any other indebtedness in excess of a certain material threshold, or there occurs an acceleration of indebtedness in excess of that threshold, we suffer and do not discharge in a timely manner a final judgment for the payment of a sum in excess of a certain material threshold, we become entitled to terminate the registration of our securities or the filing of reports under the Securities Exchange Act of 1934, our common stock will be delisted from Nasdaq, we experience a change of control (including by, among other things, a change in the composition of a majority of our board (other than as approved by the board) in any one-year period, a merger which results in our stockholders holding shares that represent less than a majority of the voting power of the merged entity, and any other acquisition by a third party of shares that represent a majority of the voting power of the company), we sell substantially all of our assets, or we are effectively unable to honor or perform our obligations under the new research collaboration option relating to the development of PTH 1-34.  Upon the occurrence of any such event of default prior to conversion, any unpaid principal and accrued interest on the Novartis Note would become immediately due and payable.  At such time, we may not be able to make the required payment, and if we are unable to pay the amount due under the Novartis Note, the resulting default would have a material adverse effect on our business and on the value of our stockholders’ investments in our common stock. If the Novartis Note is converted into our common stock, Novartis would have the right to require us to repurchase the shares of common stock within six months after an event of default under the Novartis Note, for an aggregate purchase price equal to the principal and interest that was converted, plus interest from the date of conversion, as if no conversion had occurred.  If we are unable to make the repurchase, the resulting default would have a material adverse effect on our business and on the value of our stockholders’ investments in our common stock.

          We are highly dependent on the clinical success of our oral heparin and insulin product candidates.

          Oral heparin and oral insulin are our two lead programs and are among our most advanced programs.  As of December 31, 2005, we have invested $93 million and $18 million, in oral heparin and oral insulin, respectively.  We believe that, based on market size, these two products, if approved, could represent our largest sources of revenue.  If we fail to obtain regulatory approval for either of these products, either solely through our own efforts or through collaborations with one or more major pharmaceutical companies, our ability to fund future operations from operating revenue or issuance of additional equity is likely to be adversely affected.  We are not dependent on successful culmination of clinical trials or regulatory approval of any particular one of our other product candidate programs because our investment in each such program and reward upon successful completion of each such p rogram is substantially less significant to our long-term viability.

          Oral Heparin

          Heparin delivery is a highly competitive area.  Other companies currently are developing spray (buccal) or alternate forms of heparin and other anti-thrombotics.  We are developing solid dosage forms of oral heparin and have commenced Phase III testing for the SNAC/heparin molecule combination.

          We previously developed a liquid form of oral heparin and in 2000 conducted a Phase III clinical trial that was completed in early 2002.  The trial did not meet its endpoint of superiority to LOVENOX®, a leading low molecular weight heparin.  We believe that the trial failed to meet its endpoint of superiority possibly due in part to the poor taste of the liquid formulation.  We subsequently restructured our operations, which included the discontinuation of our liquid oral heparin program and related initiatives, and a reduction of associated infrastructure.  The resulting restructuring charge to earnings in 2002 was approximately $1.5 million.  In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in connection with the restructuring, we performed an evaluation of certain intangible and fixed assets to determine if their carrying amount exceeded their fair value.  In 2002, we recorded an impairment charge of $4.5 million.  In 2003, we recorded an additional impairment charge of $5.4 million.  No impairment charges related to developments in our oral heparin program have been recorded since 2003.

          We cannot assure you that competitive heparin products will not have an adverse effect on our heparin product development efforts or that future clinical trials related to our solid form of oral heparin will meet targeted endpoints.  If future clinical trials related to oral heparin fail to meet the targeted endpoints, we likely would discontinue our oral heparin program and write off any remaining oral heparin investment.

          In 1996, we formed a joint venture with Elan to develop oral forms of heparin.  In July 1999, we reacquired all product, marketing and technology rights for our heparin products from Elan.  In accordance with the termination agreement with Elan, we will be required to pay Elan royalties on our sales of oral heparin, subject to an annual cap of $10 million.

          Oral Insulin

          Insulin delivery is a highly competitive area.  Other companies currently are developing and/or have received regulatory approval for buccal or aerosol (pulmonary) forms of insulin (e.g., Pfizer/Nektar’s EXUBERA®). Our oral insulin product candidate has demonstrated favorable data in early patient studies in both Type 1 and Type 2 diabetics.  However, we cannot assure you that future clinical trials related to our oral insulin will meet targeted endpoints, with the result that we may fail to obtain the necessary regulatory approval for sale of oral insulin, either alone or in collaboration with a major pharmaceutical company.  If such circumstances were to occur, we likely would discontinue our oral insulin program and write off any remaining oral insulin investment.

          We are highly dependent upon collaborative partners to develop and commercialize compounds using our delivery agents.

          A key part of our strategy is to form collaborations with pharmaceutical companies that will assist us in developing, testing, obtaining government approval for and commercializing oral forms of therapeutic macromolecules using the eligen® technology. We have collaborative agreements for candidates in clinical development with Novartis and Roche.

          We negotiate specific ownership rights with respect to the intellectual property developed as a result of the collaboration with each partner.  While ownership rights vary from program to program, in general we retain ownership rights to developments relating to our carrier and the collaborator retains rights related to the drug product developed.

          Despite our existing agreements, we cannot assure you that:

•	we will be able to enter into additional collaborative arrangements to develop products utilizing our drug delivery technology;

•	any existing or future collaborative arrangements will be sustainable or successful;

•	the product candidates in collaborative arrangements will be further developed by partners in a timely fashion;

•	any collaborative partner will not infringe upon our intellectual property position in violation of the terms of the collaboration contract; or

•	milestones in collaborative agreements will be met and milestone payments will be received.

          If we are unable to obtain development assistance and funds from other pharmaceutical companies to fund a portion of our product development costs and to commercialize our product candidates, we may be unable to issue equity upon favorable terms to allow us to raise sufficient capital to fund clinical development of our product candidates.  Lack of funding would cause us to delay, scale back or curtail clinical development of one or more of our projects.  The determination of the specific project to curtail would depend upon the relative future economic value to us of each program.

          Our collaborative partners control the clinical development of the drug candidates and may terminate their efforts at will.

          Novartis controls the clinical development of oral salmon calcitonin, oral rhGH, and oral PTH.  Roche controls the clinical development of the small molecule compound for which they have licensed our technology.  Although we influence the clinical program through participation on a Steering Committee for each product, Novartis and Roche control the decision-making for the design and timing of their respective clinical studies.  As noted below, we are in litigation and have terminated our agreements with Lilly.

          Moreover, the agreements with Novartis and Roche provide that each may terminate its programs at will for any reason and without any financial penalty or requirement to fund any further clinical studies.  We cannot assure you that Novartis or Roche will continue to advance the clinical development of the drug candidates subject to collaboration.

          Our collaborative partners are free to develop competing products.

          Aside from provisions preventing the unauthorized use of our intellectual property by our collaborative partners, there is nothing in our collaborative agreements that prevents our partners from developing competing products.  If one of our partners were to develop a competing product, our collaboration could be substantially jeopardized.

          We are currently in litigation with one of our previous collaborative partners, and an adverse determination of our patent infringement claims in that case could limit our future ability to realize on the potential value of our PTH 1-34 assets.

          There is currently pending in the United States District Court for the Southern District of Indiana, Indianapolis Division, a lawsuit with Eli Lilly and Company.  The suit results from a notice that we delivered to Lilly declaring that Lilly was in material breach of certain research and collaboration agreements entered into with Lilly with respect to the development of oral formulations of PTH 1-34.  Following receipt of the notice, Lilly filed a complaint seeking a declaratory judgment declaring that Lilly is not in breach of its agreements with us concerning oral formulations of PTH 1-34, and an order preliminarily and permanently enjoining us from terminating those agreements.  On February 12, 2004, we served Lilly with an amended counterclaim, alleging that Lilly filed certain patent applications relating to the use of our proprietary technology in combination with another drug, in violati on of our agreements with Lilly, and that the activities disclosed in such applications infringe upon our patents.  We are also alleging that Lilly has breached the agreements by failing to make a milestone payment of $3 million, as required upon the completion of oral PTH 1-34 product Phase I studies. Lilly has denied that the $3 million currently is due on the basis that the requisite Phase I studies have not been completed and that the patent applications that it filed relating to the use of our proprietary technology in combination with another drug is not in violation of our agreements with Lilly, and that the activities disclosed in such applications do not infringe upon our patents.  On February 13, 2004, the court entered a case management plan and the parties commenced the exchange of discovery materials in March 2004.  By notice dated August 23, 2004, we notified Lilly that in light of Lilly’s ongoing, repeated and uncured violations of its PTH 1-34 license agreement, both its agreements with us were terminated.  Thereafter, Lilly amended its complaint to seek a declaration that we are not entitled to terminate those agreements and also to seek declarations that Lilly has not infringed our patents.  The case went to trial on January 31, 2005.  The trial lasted 4 days and closing arguments were heard on February 9, 2005.  On January 6, 2006, the district court ruled in our favor, finding that Lilly had breached the agreements on all counts tried and that our termination was proper.  On April 6, 2006, the District Court granted in part a motion by Lilly to amend the January 6, 2006 decision to clarify the claims that were resolved by the decision.  Although the January 6, 2006 decision was interlocutory, Lilly has publicly stated its intention to appeal the decision.  A reversal of the decision in this litigation concerning our claim and subsequent court decision that Lilly breached our agreements could limit our future ability to realize the potential value of our oral PTH 1-34 assets. On April 25, 2006, the United States District Court in the Southern District of Indiana ordered Eli Lilly and Company to assign to Emisphere the patent application Lilly filed with the World Intellectual Property Organization, including any final patents that may be issued as a result of that application.  On May 3, 2006, Lilly notified Emisphere that it has assigned the patent to Emisphere.  Although the costs of litigating this matter to its ultimate resolution may be material, we anticipate that near-term costs will be minimal and we do not anticipate any significant impact on our ability to develop our product candidates. Through March 31, 2006, we have incurred approximately $2.4 million in expenses relating to this litigation.

          Although we are not currently involved in litigation with any of our other collaborative partners and have no reason to believe that such litigation will arise, it is possible that in the future this may not be the case.  Were we to become involved in litigation with another of our collaborative partners, we would bear the additional expense of the litigation and we would likely suffer an adverse impact on both the program covered by the collaborative agreement and our relationship with the particular collaborative partner.

          Our product candidates are in various stages of development, and we cannot be certain that any will be suitable for commercial purposes.

          To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development, or secure a partner to provide financial and other assistance with these steps.  The time necessary to achieve these goals for any individual product is long and uncertain. Before we or a potential partner can sell any of our products under development, we must demonstrate through preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted indication.  We have never successfully commercialized a drug candidate and we cannot be certain that we or our current or future partners will be able to begin, or continue, planned clinical trials for our product candidates, or if we are able, that the product candidates will prove to be safe and will produce their intended effec ts.

          Even if safe and effective, the size of the solid dosage form, taste and frequency of dosage may impede their acceptance by patients.

          A number of companies in the drug delivery, biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in earlier studies or trials.  We cannot assure you that favorable results in any preclinical study or early clinical trial will mean that favorable results will ultimately be obtained in future clinical trials.  Nor can we assure you that results of limited animal and human studies are indicative of results that would be achieved in future animal studies or human clinical studies, all or some of which will be required in order to have our product candidates obtain regulatory approval. Similarly, we cannot assure you that any of our product candidates will be approved by the FDA.

          Our future business success depends heavily upon regulatory approvals, which can be difficult to obtain for a variety of reasons, including cost.

          Our preclinical studies and clinical trials, as well as the manufacturing and marketing of our product candidates, are subject to extensive, costly and rigorous regulation by various governmental authorities in the United States and other countries.  The process of obtaining required approvals from the FDA and other regulatory authorities often takes many years, is expensive and can vary significantly based on the type, complexity and novelty of the product candidates.  We cannot assure you that we, either independently or in collaboration with others, will meet the applicable regulatory criteria in order to receive the required approvals for manufacturing and marketing.  Delays in obtaining United States or foreign approvals for our self-developed projects could result in substantial additional costs to us, and, therefore, could adversely affect our ability to compete with other companies.  Additionally, delays in obtaining regulatory approvals encountered by others with whom we collaborate also could adversely affect our business and prospects.  Even if regulatory approval of a product is obtained, the approval may place limitations on the intended uses of the product, and may restrict the way in which we or our partner may market the product.

          The regulatory approval process presents several risks to us:

•

In general, preclinical tests and clinical trials can take many years, and require the expenditure of substantial resources.  The data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval.

•

Delays or rejections may be encountered during any stage of the regulatory process based upon the failure of the clinical or other data to demonstrate compliance with, or upon the failure of the product to meet, a regulatory agency’s requirements for safety, efficacy and quality or, in the case of a product seeking an orphan drug indication, because another designee received approval first.

•	Requirements for approval may become more stringent due to changes in regulatory agency policy, or the adoption of new regulations or legislation.

•

The scope of any regulatory approval, when obtained, may significantly limit the indicated uses for which a product may be marketed and may impose significant limitations in the nature of warnings, precautions and contraindications that could materially affect the profitability of the drug.

•

Approved drugs, as well as their manufacturers, are subject to continuing and on-going review, and discovery of previously unknown problems with these products or the failure to adhere to manufacturing or quality control requirements may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

•	Regulatory authorities and agencies may promulgate additional regulations restricting the sale of our existing and proposed products.

•

Once a product receives marketing approval, the FDA may not permit us to market that product for broader or different applications, or may not grant us clearance with respect to separate product applications that represent extensions of our basic technology.  In addition, the FDA may withdraw or modify existing clearances in a significant manner or promulgate additional regulations restricting the sale of our present or proposed products.

          Additionally, we face the risk that our competitors may gain FDA approval for a product before us.  Having a competitor reach the market before us would impede the future commercial success for our competing product because we believe that the FDA uses heightened standards of approval for products once approval has been granted to a competing product in a particular product area.  We believe that this standard generally limits new approvals to only those products that meet or exceed the standards set by the previously approved product.

          Our business will suffer if we cannot adequately protect our patent and proprietary rights.

          Although we have patents for some of our product candidates and have applied for additional patents, there can be no assurance that patents applied for will be granted, that patents granted to or acquired by us now or in the future will be valid and enforceable and provide us with meaningful protection from competition or that we will possess the financial resources necessary to enforce any of our patents.  Also, we cannot be certain that any products that we (or a licensee) develop will not infringe upon any patent or other intellectual property right of a third party.

          We also rely upon trade secrets, know-how and continuing technological advances to develop and maintain our competitive position.  We maintain a policy of requiring employees, scientific advisors, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us.  We cannot assure you that these agreements will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

          Part of our strategy involves collaborative arrangements with other pharmaceutical companies for the development of new formulations of drugs developed by others and, ultimately, the receipt of royalties on sales of the new formulations of those drugs.  These drugs are generally the property of the pharmaceutical companies and may be the subject of patents or patent applications and other rights of protection owned by the pharmaceutical companies.  To the extent those patents or other forms of rights expire, become invalid or otherwise ineffective, or to the extent those drugs are covered by patents or other forms of protection owned by third parties, sales of those drugs by the collaborating pharmaceutical company may be restricted, limited, enjoined, or may cease. Accordingly, the potential for royalty revenues to us may be adversely affected.

          We may be at risk of having to obtain a license from third parties making proprietary improvements to our technology.

          There is a possibility that third parties may make improvements or innovations to our technology in a more expeditious manner than we do.  Although we are not aware of any such circumstance related to our product portfolio, should such circumstances arise, we may need to obtain a license from such third party to obtain the benefit of the improvement or innovation.  Royalties payable under such a license would reduce our share of total revenue.  Such a license may not be available to us at all or on commercially reasonable terms.  Although we currently do not know of any circumstances related to our product portfolio which would lead us to believe that a third party has developed any improvements or innovation with respect to our technology, we cannot assure you that such circumstances will not arise in the future.  We cannot reasonably determine the cost to us of the effect of being u nable to obtain any such license.

          We are dependent on third parties to manufacture and, in some cases, test our products.

          We have a facility to manufacture a limited quantity of clinical supplies containing EMISPHERE® delivery agents.  Currently, we have no manufacturing facilities for production of any therapeutic compounds under consideration as products.  We have no facilities for clinical testing.  The success of our self-developed programs is dependent upon securing manufacturing capabilities and contracting with clinical service providers.

          The availability of manufacturers is limited by both the capacity of such manufacturers and their regulatory compliance.  Among the conditions for NDA approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures continually conform with the FDA’s current GMP (GMP are regulations established by the FDA that govern the manufacture, processing, packing, storage and testing of drugs intended for human use).  In complying with GMP, manufacturers must devote extensive time, money and effort in the area of production and quality control and quality assurance to maintain full technical compliance. Manufacturing facilities and company records are subject to periodic inspections by the FDA to ensure compliance.  If a manufacturing facility is not in substantial compliance with these requirements, regulatory enforcement action may be taken by the F DA, which may include seeking an injunction against shipment of products from the facility and recall of products previously shipped from the facility.  Such actions could severely delay our ability to obtain product from that particular source.

          The success of our clinical trials and our partnerships is dependent on the proposed or current partner’s capacity and ability to adequately manufacture drug products to meet the proposed demand of each respective market.  Any significant delay in obtaining a supply source (which could result from, for example, an FDA determination that such manufacturer does not comply with current GMP) could harm our potential for success.  Additionally, if a current manufacturer were to lose its ability to meet our supply demands during a clinical trial, the trial may be delayed or may even need to be abandoned.

          We may face product liability claims related to participation in clinical trials or future products.

          We have product liability insurance with a policy limit of $5 million per occurrence and in the aggregate.  The testing, manufacture and marketing of products for humans utilizing our drug delivery technology may expose us to potential product liability and other claims.  These may be claims directly by consumers or by pharmaceutical companies or others selling our future products.  We seek to structure development programs with pharmaceutical companies that would complete the development, manufacturing and marketing of the finished product in a manner that would protect us from such liability, but the indemnity undertakings for product liability claims that we secure from the pharmaceutical companies may prove to be insufficient.

          We are subject to environmental, health and safety laws and regulations for which we incur costs to comply.

          We use some hazardous materials in our research and development activities and are subject to environmental, health and safety laws and regulations governing the use of such materials.  For example, our operations involve the controlled use of chemicals, biologicals and radioactive materials and we bear the costs of complying with the various regulations governing the use of such materials.  Costs of compliance have not been material to date.  While we believe we are currently in compliance with the federal, state and local laws governing the use of such materials, we cannot be certain that accidental injury or contamination will not occur.  Should we be held liable or face regulatory actions regarding an accident involving personal injury or an environmental release, we potentially could incur costs in excess of our resources or insurance coverage, although, to date, we have not had to de al with any such actions.  During each of 2003, 2004 and 2005, we incurred costs of approximately $200 thousand in our compliance with environmental, health and safety laws and regulations.

          We face rapid technological change and intense competition.

          Our success depends, in part, upon maintaining a competitive position in the development of products and technologies in an evolving field in which developments are expected to continue at a rapid pace.   We compete with other drug delivery, biotechnology and pharmaceutical companies, research organizations, individual scientists and non-profit organizations engaged in the development of alternative drug delivery technologies or new drug research and testing, as well as with entities developing new drugs that may be orally active.  Many of these competitors have greater research and development capabilities, experience, and marketing, financial and managerial resources than we have, and, therefore, represent significant competition.

          Our products, when developed and marketed, may compete with existing parenteral or other versions of the same drug, some of which are well established in the marketplace and manufactured by formidable competitors, as well as other existing drugs.  For example, our oral heparin product candidate, if successful, would compete with intravenous heparin, injectable low molecular weight heparin and oral warfarin, as well as the recently approved injectable pentasaccharide product.  These products are marketed throughout the world by leading pharmaceutical companies such as Aventis Pharma SA, Pfizer, Inc. and Bristol Myers Squibb Company.  Similarly, our salmon calcitonin product candidate, if developed and marketed, would compete with a wide array of existing osteoporosis therapies, including a nasal dosage form of salmon calcitonin, estrogen replacement therapy, selective estrogen receptor modulator s, bisphosphonates and other compounds in development.

          Our competitors may succeed in developing competing technologies or obtaining government approval for products before we do.  Developments by others may render our product candidates, or the therapeutic macromolecules used in combination with our product candidates, noncompetitive or obsolete.  For example, Nobex Corporation has an oral insulin formulation being developed and at least one competitor has notified the FDA that it is developing a competing formulation of salmon calcitonin.  We cannot assure you that, if our products are marketed, they will be preferred to existing drugs or that they will be preferred to or available before other products in development.

          If a competitor announces a successful clinical study involving a product that may be competitive with one of our product candidates or an approval by a regulatory agency of the marketing of a competitive product, such announcement may have a material adverse effect on our operations or future prospects resulting from reduced sales of future products that we may wish to bring to market or from an adverse impact on the price of our common stock or our ability to obtain regulatory approval for our product candidates.

          We are dependent on our key personnel and if we cannot recruit and retain leaders in our research, development, manufacturing, and commercial organizations, our business will be harmed.

          We are dependent on our executive officers. Our Chairman and Chief Executive Officer, Michael Goldberg, M.D., has been with Emisphere for fifteen years.  The loss of officers could have an adverse effect as well, given their specific knowledge related to our proprietary technology and personal relationships with our pharmaceutical company partners.  If we are not able to retain our executive officers, our business may suffer.  None of our key officers are nearing retirement age or, as discussed below, have announced any intention to leave Emisphere.  We have an employment contract with Dr. Goldberg that extends through August of 2007. We do not maintain “key-man” life insurance policies for any of our executive officers.

          Our Chief Financial Officer, Elliot M. Maza, has indicated his intention to resign following the completion of this offering to assume the role of senior vice president and chief financial officer of a biotechnology company.   No firm departure date has been set and Mr. Maza plans to remain with the company for a short period of time and assist with the transition.

          The role of Chief Accounting Officer had previously been assigned to Noelle Whitehead, who will continue in that role.

          Our board has authorized the retention of an executive search firm to seek candidates for Chief Executive Officer and/or Chief Operating Officer for Emisphere.  In the event the board determines to hire a new Chief Executive Officer, it is the board’s current intention for Dr. Goldberg to remain Chairman of the company.

          There is intense competition in the biotechnology industry for qualified scientists and managerial personnel in the development, manufacture, and commercialization of drugs.  We may not be able to continue to attract and retain the qualified personnel necessary for developing our business.  Additionally, because of the knowledge and experience of our scientific personnel and their specific knowledge with respect to our drug carriers the continued development of our product candidates could be adversely affected by the loss of any significant number of such personnel.

          Provisions of our corporate charter documents, Delaware law and our stockholder rights plan may dissuade potential acquirors, prevent the replacement or removal of our current management and may thereby affect the price of our common stock.

          Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the rights, preferences and privileges of those shares without any further vote or action by our stockholders.  Of these 1,000,000 shares, 200,000 are currently designated Series A Junior Participating Cumulative Preferred Stock (“A Preferred Stock”) in connection with our stockholder rights plan, and the remaining 800,000 shares remain available for future issuance.  Rights of holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future.

          We also have a stockholder rights plan, commonly referred to as a “poison pill,” in which Preferred Stock Purchase Rights (the “Rights”) have been granted at the rate of one one-hundredth of a share of A Preferred Stock at an exercise price of $80 for each share of our common stock.  The Rights are not exercisable or transferable apart from the common stock, until the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of our outstanding common stock or (ii) ten business days (or such later date, as defined) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person, or group, of 20% or more of our outstanding common stock.  If we enter into cons olidation, merger, or other business combinations, as defined, each Right would entitle the holder upon exercise to receive, in lieu of shares of A Preferred Stock, a number of shares of common stock of the acquiring company having a value of two times the exercise price of the Right, as defined.  By potentially diluting the ownership of the acquiring company, our rights plan may dissuade prospective acquirors of our company.  The stockholder rights plan specifically excludes MHR from the provisions of the plan.

          The A Preferred Stockholders will be entitled to a preferential cumulative quarterly dividend of the greater of $1.00 per share or 100 times the per-share dividend declared on our stock and are also entitled to a liquidation preference, thereby hindering an acquiror’s ability to freely pay dividends or to liquidate the company following an acquisition.  Each A Preferred Stock share will have 100 votes and will vote together with the common shares, effectively preventing an acquiror from removing existing management.  The Rights contain anti-dilutive provisions and are redeemable at our option, subject to certain defined restrictions for $.01 per Right.  The Rights expire on April 7, 2016.

          Provisions of our corporate charter documents, Delaware law and financing agreements may prevent the replacement or removal of our current management and members of our Board of Directors and may thereby affect the price of our common stock.

          In connection with the MHR financing transaction, and after approval by our Board of Directors, as constituted on September 26, 2005, Dr. Mark H. Rachesky was appointed to the Board of Directors by MHR (the “MHR Nominee”) and Dr. Michael Weiser was appointed to the Board of Directors by both the majority of our Board of Directors and MHR (the “Mutual Director”), as contemplated by our recently amended by-laws that also require the consent of the MHR Nominee to increase the size of the Board.  Our certificate of incorporation provides that the MHR Nominee and the Mutual Director may be removed only by the affirmative vote of at least 85% of the shares of common stock outstanding and entitled to vote at an election of directors.  Our certificate of incorporation also provides that the MHR Nominee may be replaced only by an individual designated by MHR, unless the MHR Nominee has been removed for cause, in which case the MHR Nominee may be replaced only by an individual approved by both a majority of our Board of Directors and MHR.  Furthermore, the amendments to the by-laws and the certificate of incorporation provide that the rights granted to MHR by these amendments may not be amended or repealed without the unanimous vote or unanimous written consent of the Board of Directors or the affirmative vote of the holders of at least 85% of the shares of Common Stock outstanding and entitled to vote at the election of directors.  The amendments to the by-laws and the certificate of incorporation will remain in effect as long as MHR holds at least 2% of the shares of fully diluted Common Stock.  The amendments to the by-laws and the certificate of incorporation will have the effect of making it more difficult for a third party to gain control of our Board of Directors.

          Additional provisions of our certificate of incorporation and by-laws could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting common stock.  These include provisions that classify our Board of Directors, limit the ability of stockholders to take action by written consent, call special meetings, remove a director for cause, amend the by-laws or approve a merger with another company.

          We are subject to the provisions of Section 203 of the Delaware General Corporation Law which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, either alone or together with affiliates and associates, owns (or within the past three years, did own) 15% or more of the corporation’s voting stock.

          Our stock price has been and may continue to be volatile.

          The trading price for our common stock has been and is likely to continue to be highly volatile.  The market prices for securities of drug delivery, biotechnology and pharmaceutical companies have historically been highly volatile. Factors that could adversely affect our stock price include:

•	fluctuations in our operating results; announcements of partnerships or technological collaborations,

•	innovations or new products by us or our competitors;

•	governmental regulation;

•	developments in patent or other proprietary rights;

•	public concern as to the safety of drugs developed by us or others;

•	the results of preclinical testing and clinical studies or trials by us, our partners or our competitors;

•	litigation;

•	general stock market and economic conditions;

•	number of shares available for trading (float); and

•	inclusion in or dropping from stock indexes.

          As of May 5, 2006, our 52-week high and low closing market price for our common stock was $8.82 and $3.05, respectively.

          Future sales of common stock or warrants, or the prospect of future sales, may depress our stock price.

          Sales of a substantial number of shares of common stock or warrants, or the perception that sales could occur, could adversely affect the market price of our common stock.  As of March 31, 2006, there were outstanding options to purchase up to 3,952,447  shares of our common stock that are currently exercisable, and additional outstanding options to purchase up to 2,717,211 shares of common stock that are exercisable over the next several years.  As of March 31, 2006, the Novartis Note is convertible into 1,514,377 shares of common stock.  In April 2006, MHR provided notice of their intent to exchange the MHR Loan for the Convertible Note.  The Convertible Note will be convertible, at the sole discretion of MHR, into shares of common stock.  At March 31, 2006, the Convertible Note would be convertible into approximately 3,968,254 shares.  The holders of these options have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other.  The existence of these options may adversely affect the terms on which we may be able to obtain additional financing.

          Finally, in connection with the consummation of the financing transactions with MHR, we entered into a Registration Rights Agreement with MHR (together with any of MHR’s respective assignees that join the Registration Rights Agreement, the “Holders”).  The Registration Rights Agreement obligates us to file a registration statement on Form S-3 within 30 days following the date of the exchange of the Loan into the Convertible Note in order to register the resale of (a) the Convertible Note, (b) shares of our common stock issued upon conversion of the Convertible Note, and (c) any other securities that may be issued, distributed or distributable with respect thereto.  The Registration Rights Agreement also obligates us to provide certain additional registration rights to the Holders, including, among others, the right to demand that we file a registration statement in order to permit the Holders to sell registrable securities held by the Holders, piggyback rights and the right to participate in any other registered offering of registrable securities by us, and the right to make an unlimited number of requests upon us to register the resale of our registrable securities held by the Holders on Form S-3.

Risks Related to the Offering

          Investors in this offering will pay a higher price than the book value of our stock.

          If you purchase common stock in this offering, you will incur immediate dilution of $9.08, representing the difference between the offering price of $8.26 per share and our pro forma as adjusted net tangible book value per share after giving effect to this offering at a price of $8.26 per share and estimated offering expenses payable by us. This does not reflect an additional 3,040,000 shares of common stock offered for sale in connection with this offering under a separate prospectus supplement to institutional and strategic investors at a purchase price of $8.26 per share, which would decrease the dilution by $0.91 per share. In the past, we issued options to acquire common stock and warrants at prices below the offering price.  To the extent these outstanding options and warrants are ultimately exercised, you will incur further dilution.

          Management will have discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

          We have not designated the amount of net proceeds we will use for any particular purpose.  Accordingly, our management will have discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering.  Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.  Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

Special note regarding forward-looking statements

          This prospectus supplement and the accompanying prospectus (including any document incorporated by reference herein or therein) include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, that are subject to the “safe harbor” created by those sections.  This forward-looking information is subject to risks and uncertainties including the factors listed under “Risk factors,” as well as elsewhere in this prospectus supplement and the accompanying prospectus.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology.  These statements are only predictions and may be inaccurate.  Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk factors.”  These factors may cause our actual results to differ materially from any forward-looking statement.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of proceeds

          We estimate that the net proceeds to us from the sale of the 960,000 shares of common stock we are offering will be approximately $7.8 million.  “Net proceeds” is what we expect to receive after we pay the placement agency fees other estimated expenses for this offering.

          We expect to use the net proceeds from the sale of these securities for general corporate purposes, including further development of our lead clinical programs, capital expenditures and to meet working capital needs.

          We will retain broad discretion in the allocation of the net proceeds of this offering.  Pending the uses described above, we intend to invest the net proceeds of this offering in short-term interest-bearing securities.  We cannot predict whether the proceeds will be invested to yield a favorable return.

Capitalization

          The following table presents our capitalization at March 31, 2006

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to the issuance of 960,000 shares of our common stock in this offering at a public offering price of $8.26 per share, net of our estimated offering expenses and 3,040,000 shares of common stock offered for sale in connection with this offering under a separate prospectus supplement to institutional and strategic investors at a public offering price of $8.26 per share, net of estimated placement agency fees, including the financial advisory fee, and our estimated offering expenses.

          The outstanding share information in the table below does not include (i) 3,952,447 shares issuable upon the exercise of stock options outstanding at a weighted average exercise price of $16.61 as of March 31, 2006, (ii) 2,717,211 shares issuable upon exercise of outstanding warrants or options to purchase warrants at a weighted average exercise price of $3.97, (iii) 3,968,254 shares issuable upon conversion of a convertible note (at a conversion price of $3.78) which shall be issued to MHR upon exchange by MHR of the $15 million note payable to MHR for such convertible note, and (iv) 1,514,377 shares issuable upon conversion of the $10 million note payable to Novartis at a conversion price based on the market price during the 20 business days prior to conversion.

		Proforma Adjustments

	Actual Balance March 31, 2006	Common Stock Issued Under Offering to MHR	Common Stock Issued Under Offering to Institutional Investors	Proforma balance March 31, 2006

		(dollars in thousands)
Long-term debt:
Novartis convertible note payable	$10,616	—	—	$10,616
MHR note payable	12,385	—	—	12,385
Derivative instruments	13,134	—	—	13,134
Capital lease obligation	165	—	—	165

Total debt	36,300	—		36,300
Stockholders’ deficit:
Common stock, $.01 par value; authorized 50,000,000 shares; issued 24,146,462 shares (23,856,730 outstanding) as of March 31, 2006	242	$10	$30	282
Additional paid-in capital	354,899	7,813	22,984	385,696
Accumulated deficit	(377,442)	—	—	(377,442)
Accumulated other comprehensive loss	(14)	—	—	(14)
Common stock held in treasury, at cost; 289,732 shares	(3,952)	—	—	(3,952)

Total stockholders’ deficit	(26,267)	7,823	23,014	4,570

Total capitalization	$10,033	$7,823	$23,014	$40,870

Common shares outstanding	23,856,730	960,000	3,040,000	27,856,730

Dilution

          Our net tangible book value as of March 31, 2006 was negative by approximately $28.2 million, or $1.18 per share.  Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding.  After giving effect to the sale by us of 960,000 shares of common stock offered by this prospectus supplement at an offering price of $8.26 per share, and the sale by us of 3,040,000 shares of common stock offered in connection with this offering under a separate prospectus supplement to institutional and strategic investors at an offering price of $8.26 per share and after deducting estimated placement agency fees and offering expenses, our pro forma net tangible book value at March 31, 2006 would have been approximately $2.6 million, or $0.09 per share.  This represents an immediate increase in net tangible book value of $1.27 per share to existing stockholders and an immediate dilution of $8.17 per share to new investors in this offering, as illustrated by the following table:

Public offering price per share		$8.26

Pro forma net tangible book value per share before the offering	$(1.18)

Increase per share attributable to this offering	$0.36

Increase per share attributable to the offering to institutional and strategic investors	$0.99

Pro forma net tangible book value per share after this offering and the offering to institutional and strategic investors		$0.09

Pro forma net tangible book value dilution per share to new investors.		$8.17

          This discussion of dilution, and the table quantifying it, assume no exercise of any outstanding stock options or other potentially dilutive securities. The exercise of potentially dilutive securities having an exercise price less than the offering price would increase the dilutive effect to new investors. The table above excludes the following potentially dilutive securities as of March 31, 2006:

•	3,952,447 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $16.61;

•	2,717,211 shares issuable upon the exercise of outstanding warrants or options to purchase warrants at a weighted average exercise price of $3.97;

•

3,968,254 shares issuable upon conversion of a convertible note (at a conversion price of $3.78) which shall be issued to MHR upon exchange by MHR of the $15 million note payable to MHR for such convertible note; and

•	1,514,377 shares issuable upon conversion of the $10 million note payable to Novartis at a conversion price based on the market price during the 20 business days prior to conversion.

Plan of distribution

          We are offering up to 960,000 shares of our common stock to MHR, a principal shareholder of Emisphere, who has agreed, subject to certain conditions, to purchase such shares of common stock.  Such shares of common stock will be purchased pursuant to the terms of a subscription agreement that we entered into with MHR on May 9, 2006.  The form of subscription agreement is attached hereto as Annex A.

          The transfer agent for our common stock is Mellon Investor Services.

          Our common stock is traded on the Nasdaq National Market under the symbol “EMIS.”

Legal matters

          Certain legal matters with respect to the securities will be passed on for us by Brown Rudnick Berlack Israels LLP, Boston, Massachusetts.

Where you can find more information

          We file reports with the Securities and Exchange Commission on a regular basis that contain financial information and results of operations. You may read or copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or the Northeast Regional Office, 3 World Financial Center, Room 4300, New York, NY 10281. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330.  Our SEC filings are also available at the SEC’s website at www.sec.gov and at our website at www.emisphere.com. This website address is not an active link to the registration statement of which this prospectus is a part, and any documents, links or other materials of any kind contained or referred to on such website are not part of the registration statement of which this prospectus is a part.

Incorporation by reference

          The SEC allows companies to “incorporate by reference” information filed with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 and under our Commission File Number 1-10615.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed on March 16, 2006.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as filed on May 9, 2006.

3.	Our Current Reports on Form 8-K dated January 9, 2006, January 18, 2006, March 1, 2006, March 27, 2006, April 10, 2006 and May 3, 2006.

          You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at our principal executive offices at the following address:

Emisphere Technologies, Inc.
765 Old Saw Mill River Road
Tarrytown, New York 10591
(914) 347-2220

          You may also request information through our website at www.emisphere.com.  The reference to our website does not constitute incorporation by reference of the information contained at the site and you should not consider it part of this prospectus.

          Current Reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Item 9 or 12 of Form 8-K, other then as referenced herein, are not incorporated herein by reference.

          All documents and reports filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Item 9 or 12 of Form 8-K, unless otherwise indicated therein) after the date of this prospectus supplement and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the date of filing of such documents.  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus suppleme nt modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

ANNEX A

Form of Insider Subscription Agreement

          This subscription (this “Subscription Agreement”) is dated ________, 2006, by and between the investor identified on the signature page hereto (the “Investor”) and Emisphere Technologies, Inc., a Delaware corporation (the “Company”), whereby the parties agree as follows:

          1.     Subscription.

                       Investor agrees to buy and the Company agrees to sell and issue to Investor such number of shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, set forth on the signature page hereto (the “Shares”), for an aggregate purchase price set forth on the signature page hereto (the “Purchase Price”).

                       The Shares have been registered on a Registration Statement on Form S-3, Registration No. 333-133087, which registration statement (the “Registration Statement”) has been declared effective by the Securities and Exchange Commission, has remained effective since such date and is effective on the date hereof.

                       On ______, 2006 (the “Closing Date”), Investor shall remit by wire transfer the amount of funds equal to the Purchase Price for the Shares being purchased by Investor to the following account:

Chase Bank NYC
ABA: 021-000-021
Account Name: Lehman Brothers Inc.
Account Number: 140-094-221
FFC: Emisphere Technologies Inc
FFC#: 831-37354-1-0-894

and upon receipt of the Purchase Price by the Company, the Company shall deliver to Investor the Shares via the Depository Trust Company’s (“DTC”) Deposit or Withdrawal at Custodian system via the instructions set forth on the signature page hereto, such Shares to be registered in such name or names as designated by the Investor on the signature page hereto.  The Shares shall be unlegended and free of any resale restrictions.

          2.     Company Representations and Warranties.  The Company represents and warrants that: (a) it has full right, power and authority to enter into this Subscription Agreement and to perform all of its obligations hereunder; (b) this Subscription Agreement has been duly authorized and executed by and constitutes a valid and binding agreement of the Company enforceable in accordance with its terms; (c) the execution and delivery of this Subscription Agreement and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of (i) the Company’s Certificate of Incorporation or Bylaws, or (ii) any material agreement to which the Company is a party or by which any of its property or assets is bound; (d) the Shares have been duly authorized for sale and issuance, and when issued and delivered by the Company against payment therefor purs uant to this Subscription Agreement, will be validly issued, fully paid and nonassessable; (e) the Registration Statement and any post-effective amendment thereto, at the time it became effective, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (f) the prospectus contained in the Registration Statement, as amended or supplemented, did not contain as of the effective date thereof, and as of the date hereof does not contain, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (g) all preemptive rights or rights of first refusal held by stockholders of the Company and applicable to the transactions contemplated hereby have been duly satisfied or waived in accordance with the terms of the agreements between the Company and such stockholders conferring such rights.

          3.     Investor Representations, Warranties and Acknowledgments.   The Investor represents and warrants to, and covenants with, the Company that (a) the Investor is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Shares, and (b) the Investor, in connection with its decision to purchase the number of Shares set forth on the Signature Page, relied only upon any or all of the following: the Registration Statement, the Base Prospectus, the Preliminary Prospectus Supplement, the P rospectus Supplement, the Company’s regular reports on Forms 10-K, 10-Q and 8-K as filed by the Company with the Commission, any Free Writing Prospectus provided to the Investor and the representations and warranties of the Company contained herein.

          The Investor acknowledges, represents and agrees that no action has been or will be taken in any jurisdiction outside the United States by the Company that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issue of the Shares in any jurisdiction outside the United States where action for that purpose is required. Each Investor outside the United States will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense.

          The Investor acknowledges, represents and agrees that the purchase of Shares pursuant to this Subscription Agreement satisfies all rights to purchase the Company’s securities in connection with the current offering that Investor may have pursuant to the Company’s Amended and Restated Certificate of Incorporation, the Letter Agreement between the Company and Investor dated March 31, 2005 (the “Side Letter”) and any other agreement between the Company and Investor.  Investor waives any registration rights it has pursuant to the Side Letter or any other agreement between the Company and Investor in connection with the offerings pursuant to the Registration Statement closing on the Closing Date.

          The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

          The Investor represents, warrants and agrees that, since the earlier to occur of (i) the date on which the Company first contacted the Investor about the Offering and (ii) the date that is the tenth (10th) trading day prior to the date of this Agreement, it has not engaged in any short selling of the Company’s securities, or established or increased any “put equivalent position” as defined in Rule 16(a)-1(h) under the Securities Exchange Act of 1934 with respect to the Company’s securities.

          The Investor represents and warrants that: (a) it has full right, power and authority to enter into this Subscription Agreement and to perform all of its obligations hereunder; (b) this Subscription Agreement has been duly authorized and executed by the Investor and constitutes a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms; (c) the execution and delivery of this Subscription Agreement and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of (i) the Investor’s certificate of incorporation or by-laws (or other governing documents), or (ii) any material agreement or any law or regulation to which the Investor is a party or by which any of its property or assets is bound; and (d) prior to the execution hereof, Investor has received in portable document format the Company’s preliminary prospectus supplement, dated May 9, 2006, and the accompanying base prospectus, dated April 7, 2006, relating to the Company’s sale of the Shares.

          4.     Miscellaneous.

                  (a)     This Subscription Agreement constitutes the entire understanding and agreement between the parties with respect to its subject matter, and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Subscription Agreement.  This Subscription Agreement may be modified only in writing signed by the parties hereto.

                  (b)     This Subscription Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.  Execution may be made by delivery by facsimile.

                  (c)     The provisions of this Subscription Agreement are severable and, in the event that any court or officials of any regulatory agency of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Subscription Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Subscription Agreement and this Subscription Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible, so long as such construction does not materially adversely effect the economic rights of either party hereto.

                  (d)     All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and shall be mailed, hand delivered, sent by a recognized overnight courier service such as Federal Express, or sent via facsimile and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

                   To the Seller:  as set forth on the signature page hereto.

                   To the Buyer:  as set forth on the signature page hereto.

All notices hereunder shall be effective upon receipt by the party to which it is addressed.

                  (e)     This Subscription Agreement shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws.  To the extent determined by such court, the prevailing party shall reimburse the other party for any reasonable legal fees and disbursements incurred in enforcement of, or protection of any of its rights under this Subscription Agreement.

          If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this Subscription Agreement.

EMISPHERE TECHNOLOGIES, INC.

By:

Name:
Number of Shares: ______________________________	Title:
Purchase Price Per Share: _______________________
Aggregate Purchase Price: _______________________		Address for Notice:

INVESTOR: ___________________________________		765 Old Saw Mill River Road
Tarrytown, New York 10591
Facsimile: (914) 593-8253
By:		Attention: Chief Executive Officer

Name:
Title:

Address for Notice:
______________________________________________
______________________________________________
Facsimile: ______________________________________
Attention: ______________________________________

DWAC Instructions:
Name of DTC Participant: ___________________
DTC Participant Number: ____________________
Account Number: __________________________

Prospectus

6,000,000 shares

Common Stock
Warrants

          Emisphere Technologies, Inc. may offer shares of common stock, $.01 par value per share (“Common Stock”) or warrants to purchase shares of Common Stock from time to time in one or more offerings.  The specific terms and number of shares of Common Stock or warrants so offered will be fully described in supplements to this prospectus. Please read any prospectus supplements and this prospectus carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

          Our Common Stock is traded on the Nasdaq National Market under the symbol “EMIS.”  On April 5, 2006, the last reported sale price for our Common Stock on the Nasdaq National Market was $7.97 per share.

          Investing in our securities involves significant risks. See “Risk Factors” on page 6. We may include specific risk factors in an applicable prospectus supplement under the heading “Risk Factors”. You should review that section of the prospectus supplement for a discussion of matters that investors in our securities should consider.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers.  See “Plan of Distribution.”  If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement.  The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement.

The date of this Prospectus is April 7, 2006.

          You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.  We have not authorized anyone to provide you with different information.  We are not making an offer to sell these securities in any state where the offer is not permitted.  You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

          Unless the context otherwise requires, the terms “we,” “our,” “us,” “the Company” and “Emisphere” refer to Emisphere Technologies, Inc.

i

ABOUT THIS PROSPECTUS

          This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process.  Under this shelf process, we may, over the next two years, offer Common Stock or warrants described in this prospectus in one or more offerings, up to a total amount of 6,000,000 shares, either as Common Stock or as warrants to purchase shares of Common stock, in any combination thereof.  Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  Additionally, in the event there is a material change to information contained in this prospectus, we will file a post-effective amendment setting forth an explanation of such change.  You should read this prospectus, any post-effective amendment, and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

          In this prospectus, “Emisphere,” “we,” “us” and “our” refer to Emisphere Technologies, Inc.

PROSPECTUS SUMMARY

          You should read the following summary together with the more detailed information, including the consolidated financial statements and the notes to the consolidated financial statements and other information, included, or incorporated by reference, in this prospectus.

OUR COMPANY

Overview

          Emisphere Technologies, Inc. is a biopharmaceutical company developing products using its proprietary eligen® drug delivery technology.  We apply this technology to orally administer therapeutic macromolecules (such as proteins, peptides, and polysaccharides) that are not currently available in oral form and poorly absorbed small molecules.  We believe that our drug delivery technology may lead to greater patient convenience and compliance, and in some cases, improved therapies.  As of December 31, 2005, we have 80 granted patents and 53 applications pending in the United States, and patents and patent applications covering product candidates in the anticipated markets for such products.

          We have product candidates in development across a broad range of therapeutic areas, including cardiovascular disease, diabetes, osteoporosis and growth disorders, among others.  Also, we have partnerships with world-leading pharmaceutical companies.  To date, we have devoted substantially all of our efforts and resources to research and development and have not generated sales of any of our products.  For more information about our financial condition and prospects, please refer to the section entitled “Certain Other Recent Developments” below.

          Oral Drug Delivery

          The pharmaceutical industry has been working for many years to overcome the challenge of delivering therapeutic macromolecules orally and poorly absorbed small molecules, with limited success.  Therapeutic macromolecules and poorly absorbed small molecules are molecules that, if ingested, would degrade in the stomach or intestine before they are absorbed into the bloodstream. Therefore, they are administered by injection or by intravenous means (collectively referred to as “parenteral administration” or “parenterally”). Parenteral administration is believed to be less desirable than oral administration for many reasons, including patient discomfort, inconvenience and risk of infection. In addition, parenteral therapies often include the cost of administration by a healthcare professional, since they typically require administration in hospitals or doctors’ offices. Poor patient acceptance of, and compliance with, parenteral therapies can lead to increased incidences of medical complications.

          Our business strategy is based upon our belief that the development of an efficient and safe oral delivery system for drugs that either are not currently available in oral form or have poor bioavailability in oral form represents a significant commercial opportunity.  We believe that, given the choice, patients reluctant to commence or comply with parenteral therapies would embrace an oral alternative, thus spurring market expansion for these drugs.

          Our Technology

          Our oral delivery technology, the eligen® technology, is based upon proprietary, synthetic chemical compounds, that we refer to as EMISPHERE® delivery agents (or “carriers”), which facilitate the transport of therapeutic macromolecules and poorly absorbed small molecules across biological membranes, such as the membranes of the small intestine. We believe that the eligen® technology uses a natural transport process in the body to accomplish this objective. In the case of macromolecules, we hypothesize that EMISPHERE® delivery agents change the shape of the macromolecule without changing its chemical composition, and that the changed shape allows the macromolecule to cross the membrane. Once the macromolecule crosses the membrane, the EMISPHERE® delivery agent separates from the molecule, which then reestablishes its natural shape, allowing it to remain therapeutically active. Using this technology, we have orally delivered unfractionated heparin, low molecular weight heparin, insulin, parathyroid hormone, human growth hormone, cromolyn, salmon calcitonin and a small molecule for the treatment of bone disease in humans. We have also demonstrated oral delivery of over 50 other compounds in laboratory animals.

          Competitive Advantages

          We believe that the eligen® technology has competitive advantages, including:

•	EMISPHERE® delivery agents are applicable across a diverse group of molecules such as proteins, peptides, carbohydrates, polar organics, and other compounds;

•	oral drug delivery using the eligen® technology does not rely upon the addition of other agents that can have adverse effects on the intestinal membranes or digestion;

•	our eligen® technology is applicable to various types of oral formulations, including solutions, suspensions, tablets and capsules;

•	our eligen® technology is applicable to controlled release dosage forms; and

•

the technology and manufacturing equipment required to produce EMISPHERE® delivery agent material in commercial quantities is readily available based on discussions with multiple manufacturers and based on such manufacturers’ current capacities to produce similar material.

          We have research and development collaborations and licensing agreements with corporate partners to provide development and commercialization services relating to certain of our products under development.  Under these agreements, we have granted licenses or the rights to obtain licenses to our oral drug delivery technology.  In return, we are entitled to reimbursement for research and development costs that we incur, as well as payments upon the achievement of milestones, and royalties on the sales of successfully commercialized products.

          Lead Product Candidates

          Oral Heparin

          Heparin is an anti-coagulant/anti-thrombotic used to prevent blood clots (deep vein thrombosis or “DVT”) following major surgical procedures lasting longer than 30 minutes.  According to the website www.dvt.org (maintained by the University of Massachusetts Medical School), the risk of developing DVT following major surgery can be as high as seventy percent.  Recent studies published in The Lancet and the Journal of Bone and Joint Surgery support longer term use of heparin for prophylaxis to cover the high-risk periods for forming blood clots following major surgery.  Published reports that we refer to below also suggest that unfractionated heparin (“UFH”) may have utility for indications other than anti-coagulation and anti-thrombosis.  We believe that potential longer term use of heparin as a prophylaxis and other potential indications for unfractionated heparin could present opportunities for our solid oral heparin and low molecular weight heparin candidates.

          On the basis of our extensive clinical testing with a liquid form of oral UFH, we believe we are well positioned to rapidly bring forward a new solid formulation into late-stage clinical trials.  In the first quarter of 2004, we selected tablet and capsule prototypes for production and clinical testing in the United States. In June 2004, we completed a Phase I clinical trial to evaluate these tablet and capsule dosage forms.  In August 2004, we announced that we selected a soft gelatin capsule formulation of UFH based on the results of the Phase I trial.

          During the third quarter of 2005, we completed dosing in a multi-arm, cross-over, clinical trial with sixteen normal subjects designed to compare heparin delivered by different injection routes to heparin delivered orally. We conducted this trial to support our contention that heparin’s molecular configuration, when given orally using our eligen® technology, is unaltered in the plasma when compared to heparin delivered by injection. In March 2006, we announced that preliminary results confirm that heparin delivered orally utilizing our eligen® drug delivery technology is chemically identical to heparin delivered by injection. The detailed results of this study will be made available through publication. We expect to discuss the data with the FDA to determine whether these data can be used to accelerate our product registration.

          In November 2005, we announced that we received written guidance from the FDA regarding a number of aspects of a Phase III trial design for oral heparin.  The planned trial is designed to determine the safety and efficacy of oral heparin versus Coumadin® (sodium warfarin) for the prevention of venous thromboembolism (“VTE”) following elective total hip replacement.

          The trial, as designed, is a randomized double blind, non-inferiority, multi-center study with the primary endpoint to prevent VTE, which consists of DVT, objectively confirmed by ultrasound, pulmonary embolism and death. The two arm study will compare 30 days of dosing, three times per day, of two Emisphere oral heparin capsules, to 30 days of dosing, once per day, of oral Coumadin®. The estimated enrollment for the trial currently is approximately 2,100 patients (including an allowance for non-evaluable patients), with 1,050 patients per arm. An independent Data and Safety Monitoring Committee will be charged with periodically reviewing the trial for safety. We plan to discuss with the FDA modifications to the proposed protocol based on the results of the cross-over trial that we completed during the third quarter of 2005, as described above. Later stage clinical trials may not support the findings of our early stage trials.

          Oral Insulin

          Injectable insulin is widely used in the treatment of Type 1 and Type 2 diabetic patients. According to the publicly filed annual reports of the leading insulin manufacturers, worldwide sales of insulin were approximately $5.6 billion in 2004.  Approximately 40% of all Type 2 diabetics use insulin to control the disease, accounting for approximately 50% of total insulin use. Although many more Type 2 diabetics could benefit from insulin therapy, use of the drug has been limited because it is administered by injection. We believe that a successful oral insulin therapy would facilitate compliance for diabetic patients who are not diligent with their prescribed injection regimens, and enable those patients adverse to injections to adopt insulin therapy at an earlier stage of the disease.

          We believe that an oral form of insulin, if approved, would gain significant market share, and therefore have focused significant resources on its development.  We have developed a tablet dosage form of insulin for oral administration that was tested in a 13-patient Phase I clinical trial designed to evaluate the safety, effect and tolerability of the oral insulin tablets when administered four times daily over a two-week period.  Data from this trial, completed in January 2004, indicated that repeated administration of our oral insulin was not associated with clinically relevant hypoglycemic events, an adverse complication that is often associated with injected insulin and other anti-diabetic treatments. There were no adverse events attributable to the study drug. Patients receiving EMISPHERE oral insulin tablets experienced a statistically significant drop from baseline in average blood glucose levels as measured by fructosamine levels, a statistically significant drop in fasting blood glucose levels and a statistically significant drop in glucose excursions following an oral glucose tolerance test. We presented an analyzed data set from this trial at the Annual Meeting of the American Diabetes Association in June 2004.

          In November 2005, we commenced a Phase II trial in India for our oral insulin product.  The trial is a 90-day, multi-center, double-blind, randomized clinical trial.  The four arm study will evaluate the safety and efficacy of low and high doses of oral insulin tablets versus placebo in 140 subjects with Type 2 Diabetes Mellitus who have inadequate glycemic control with their existing oral antidiabetic monotherapy. The primary efficacy endpoint of the study is related to the change in hemoglobin A1c, the standard for evaluating glucose control in Type II diabetics.  We also will focus on the safety of oral insulin, specifically incidents of hypoglycemia as well as the occurrence of insulin antibodies. Preliminary, blinded data obtained from subjects who have received 30-60 days of dosing show a decrease in hemoglobin A1c in a number of patients and no events of hypoglycemia were reported. Final data from this trial and later stage clinical trials may not support the findings of our early stage trials.

          We intend to partner this program and do not anticipate incurring significant costs associated with this program after the completion of this Phase II trial. We are continuing Phase I studies related to dosage form development designed to optimize efficiency of delivery.

          Oral Salmon Calcitonin

          We are collaborating with Novartis AG (“Novartis”) to develop oral salmon calcitonin (“sCT”), a peptide used to treat osteoporosis.  sCT is currently available as an injection or nasal spray.  In February 2003, we announced favorable results of a Phase IIa study conducted by Novartis evaluating the performance of an oral tablet form of sCT in post-menopausal women.  Novartis has indicated to us that it intends to commence pivotal studies for two indications in 2006.  Later stage clinical trials may not support the findings of our early stage trials.

          Oral PTH 1-34

          We have granted Novartis a license for our technology for the development of an oral recombinant parathyroid hormone (“PTH 1-34”), a compound that stimulates new bone formation and is used for the treatment of osteoporosis.  Based on the terms of the agreement, we may receive milestone payments totaling up to a maximum of $30 million, plus royalties on sales of product developed using our eligen® technology.  Novartis will fund all necessary preclinical, clinical and manufacturing costs for all products. We previously partnered this program with Eli Lilly and Company (“Lilly”), and Lilly currently markets PTH 1-34 as an injectable drug.  The Emisphere/Lilly oral PTH 1-34 program, which successfully completed Phase I studies, was terminated in August 2004.  We have been in litigation with Lilly concerning the termination of our agreements, and on January 6, 2006, the court ruled in our favor, ruling that Lilly had breached the agreements and that our termination was proper. There are still several issues pending in the case, including the question of damages we suffered as a result of Lilly’s breaches and our previously asserted claims that Lilly’s conduct also infringed our patents.

          Oral rhGH

          On September 23, 2004, we entered into a collaboration with Novartis to develop an oral formulation of recombinant human growth hormone (“rhGH”).  We entered into the agreement following the successful completion of pre-clinical feasibility studies for rhGH with our eligen® technology.  We have identified delivery agents that can deliver therapeutically sufficient levels of rhGH to the bloodstream when administered orally.  The lead carrier for rhGH has completed extensive formulation and pre-clinical safety studies.  We will work with Novartis to initiate clinical trials of a convenient oral human growth hormone product using the eligen® technology.  Novartis will fully fund the program including all clinical studies. Under the terms of the agreement, Novartis paid us an initial non-refundable fee of $1 million in exchange for a 12 month license to utilize our eligen® technology. In November 2005, we agreed to extend the initial 12 month license period until March 31, 2006. At the end of this period, Novartis has 30 days in which to elect to commence development or to terminate the agreement. If they elect to commence development, we may receive up to $33 million in additional milestone payments during the course of product development, and royalties based on sales.

          Oral Small Molecule Compounds

          On November 17, 2004, we entered into a licensing agreement with Hoffmann-La Roche Inc. and F. Hoffman-La Roche LTD (collectively, “Roche”) to develop oral formulations of undisclosed small molecule compounds approved for use in the field of bone-related diseases.  The agreement follows successful pre-clinical studies and a human feasibility study incorporating our eligen® technology to treat bone disease.  Later stage trials may not support the findings of our pre-clinical or feasibility studies.  Roche will fund all necessary preclinical, clinical and manufacturing costs for all products.  We have no payment obligations with respect to this program; we are, however, obligated to collaborate with Roche by providing access to our technology that is relevant to this program and are obligated to help manage this program through a joint “steering committee” with Roche.  Under the terms of the agreement, Roche paid us an initial non-refundable up-front fee of $2.5 million in December 2004 and milestone payments of $1.5 million for the first two products in June 2005 and February 2006. Roche may pay us future milestone payments of up to $17 million for the first two products and up to $18.5 million for each additional product developed using our eligen® technology.  We may also receive royalties based on product sales. Roche may terminate the agreement at will for any reason and without financial penalty or requirement to fund any further clinical studies.  We retain ownership rights to developments relating to our carrier, and Roche retains rights related to the drug product developed.

          Other Collaborations and Feasibility Programs

          In addition to the lead product candidates described above, we have product candidates utilizing charged molecules as well as macromolecules in various stages of development, either alone or with partners, which have the potential to address large underserved patient populations. In March 2006, we entered into an exclusive worldwide licensing agreement to develop an oral formulation of a gallium-containing compound with Genta Incorporated (“Genta”). Under the terms of the new agreement, Genta will pay us up to $24 million only upon the achievement of certain milestones, and royalties based upon sales. We do not expect to receive any milestone payments before twelve months from commencement of work, if at all. We will utilize our proprietary oral delivery technology, eligen®, to supply a finished oral dosage form to Genta. Genta will reimburse us for time and expenses, as incurred, to create the oral dosage formulation.  Genta will be responsible for toxicology, clinical development, regulatory submissions, and worldwide commercialization.

          Certain Other Recent Developments

          We anticipate that our existing capital resources will not enable us to continue operations past mid-May of 2006, or earlier if unforeseen events or circumstances arise that negatively affect our liquidity. These circumstances may adversely affect our ability to raise additional capital. If we fail to raise additional capital or obtain substantial cash inflows from existing partners prior to May 2006, we will be forced to cease operations. If additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution to our existing stockholders.

          We have limited capital resources and operations to date have been funded with the proceeds from collaborative research agreements, public and private equity and debt financings and income earned on investments. These conditions raise substantial doubt about our ability to continue as a going concern. The audit report prepared by our independent registered public accounting firm relating to our consolidated financial statements for the year ended December 31, 2005 includes an explanatory paragraph expressing the substantial doubt about our ability to continue as a going concern.

          In September 2005, we executed a Senior Secured Loan Agreement (the “Loan Agreement”) with MHR Institutional Partners IIA LP (together with certain affiliated funds, “MHR”). The Loan Agreement provides for a seven year, $15 million secured loan from MHR to us at an interest rate of 11% (the “Loan”). Net proceeds from the Loan were approximately $12.9 million. We are in discussions with investment bankers concerning our future financing options. We cannot assure you that financing will be available on favorable terms or at all.

          Since our inception in 1986, we have generated significant losses from operations, and we anticipate that we will continue to generate significant losses from operations for the foreseeable future.  As of December 31, 2005, our accumulated deficit was approximately $351 million.  Our net loss was $18.1 million, $37.5 million and $44.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. The significant decrease in net loss is a result of the $14.7 million gain on the extinguishment of the Elan note payable. Our cash outlays from operations and capital expenditures were $30.4 million for 2005. Our stockholders’ equity decreased from $22.8 million as of December 31, 2003 to a stockholders’ deficit of $11.3 million and $14.9 million as of December 31, 2004 and 2005, respectively.

          On April 4, 2006, MHR notified us that they intend to exercise their right to exchange the Loan for an 11% senior secured convertible note (the “Convertible Note”) with substantially the same terms as the Loan, except that the Convertible Note will be convertible, at the sole discretion of MHR or any assignee thereof, into shares of our common stock at a price per share of $3.78, interest will be payable in kind rather than in cash and we will have the right to call the Convertible Note after September 26, 2010 if certain conditions are satisfied. The exchange will take place on April 14, 2006.

RISK FACTORS

          The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of the risks applicable to an investment in Emisphere and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Certain Business Risks” included in our Annual Report on Form 10-K for the year ended December 31, 2005, as filed on March 16, 2006, which is incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus and any accompanying prospectus supplement (including any document incorporated by reference herein or therein) include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, that are subject to the “safe harbor” created by those sections. This forward-looking information is subject to risks and uncertainties including the factors listed under “Risk Factors,” as well as elsewhere in this prospectus and any accompanying prospectus supplement. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:

•	risks associated with our existing indebtedness;

•	inability to raise future capital may cause us to cease operations;

•	our ability to attract and retain key managerial and technical personnel;

•	reliance on foreign sales and high customer concentration;

•	dependence on collaborative partners;

•	costs associated with complying with the Sarbanes-Oxley Act of 2002;

•	our dependence on the clinical success of certain product candidates;

•	protecting our intellectual property rights and the uncertainties of litigation;

•	other risks and uncertainties, including those set forth or incorporated in this prospectus and those detailed from time to time in our filings with the SEC.

          You should read this prospectus and any accompanying prospectus supplement and the documents incorporated by reference herein and therein completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made or incorporated by reference in this prospectus and in any accompanying prospectus supplement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, or the related prospectus supplement, as applicable, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes in future operating results over time.

THE SECURITIES WE MAY OFFER

          We may offer shares of Common Stock and/or warrants to purchase shares of Common Stock, in any combination thereof totaling 6,000,000 shares of Common Stock, from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities.

          The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness.

          This Prospectus May Not Be Used to Consummate a Sale of Securities Unless It Is Accompanied by a Prospectus Supplement.

          We may sell the securities directly to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through agents or underwriters, we will include in the applicable prospectus supplement:

•	the names of those agents or underwriters;

•	applicable fees, discounts and commissions to be paid to them; and

•	the net proceeds to us.

          Common Stock.   We may issue shares of our Common Stock from time to time. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to any preferences of outstanding shares of preferred stock, holders of common stock are entitled to dividends when and if declared by our board of directors.

          Warrants.   We may issue warrants for the purchase of Common Stock. We may issue warrants independently or together with Common Stock, and the warrants may be attached to or separate from these securities. In this prospectus, we have summarized certain general features of the warrants. We urge you, however, to read the prospectus supplements related to the series of warrants being offered, as well as the warrant agreements that contain the terms of the warrants.  We will file forms of any warrants being offered through a prospectus supplement.

          We will evidence each series of warrants by warrant certificates that we will issue under a separate agreement. We may enter into the warrant agreements with a warrant agent. Any warrant agent will be a bank that we select that has its principal office in the United States and a combined capital and surplus of at least $50 million. We will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

USE OF PROCEEDS

          We currently intend to use the net proceeds from the sale of shares of common stock and/or warrants offered by this prospectus for general corporate purposes, including further development of our lead clinical programs, capital expenditures and to meet working capital needs. We will use a prospectus supplement in connection with the sale of shares of common stock and/or warrants offered by this prospectus to further specify how we intend to use any proceeds generated by such sale.

DESCRIPTION OF CAPITAL STOCK

          Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share, of which 200,000 shares have been designated Series A Junior Participating Cumulative Preferred Stock.  As of December 31, 2005, there were 23,383,567 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

          Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights.  Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds, and subject to any preferential dividend rights of any then outstanding preferred stock.  Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock.  Holders of common stock have no preemptive, subscription or conversion rights.  There are no redemption or sinking fund provisions applicable to the common stock.  The outstanding shares of common stock are, and the shares offered by us in this offering will be when issued and paid for, fully paid and non-assessable.

Warrants

          Warrants to purchase shares of our common stock have been issued in conjunction with various financing transactions. The following table summarizes warrants outstanding as of February 28, 2006:

Related Transaction	Number of shares of common stock issuable upon exercise of the warrants (1)	Exercise period	Exercise price (1) (2)

Elan note repayment	600,000	9/30/05 – 9/30/10	$3.88
March 2005 offering	1,500,000	3/31/05 – 3/31/10	$4.00

          (1)  The exercise price and the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, and combinations of our common stock.

          (2)  The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including the issuance by Emisphere of common stock or common stock equivalents that have an effective price that is less than the exercise price of the warrants.

          In addition to the outstanding warrants shown above, MHR holds a right to purchase additional warrants to purchase up to 617,211 shares.

          Before exercising their warrants, holders of warrants do not have any of the rights of holders of the securities purchasable upon such exercise, including, any right to receive dividends or payments upon our liquidation, dissolution or winding up or to exercise voting rights. The shares of common stock issuable upon exercise of the warrants will be, when issued in accordance with the warrants, duly and validly authorized, issued and fully paid and non-assessable. At all times that the warrants are outstanding, we will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants. The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus or as an exhibit to a current report on Form 8-K.

General

          We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;

•	the currency for which the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the related common stock will be separately transferable;

•	the number of shares of common stock purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreements and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or amount of common stock issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreements and warrants may be modified;

•	federal income tax consequences of holding or exercising the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

          Before exercising their warrants, holders of warrants will not have any of the rights of holders of the common stock purchasable upon such exercise, including the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

          Each warrant will entitle the holder to purchase the amount of common stock that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. New York time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

          Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to us (or the warrant agent, if applicable) in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to us (or the warrant agent, if applicable).

          Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the common stock purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Governing Law

          The warrants and warrant agreements will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Rights by Holders of Warrants

          Each warrant agent, if any, will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the Common Stock purchasable upon exercise of, its warrants.

Preferred Stock

          Our board of directors has the authority, subject to certain restrictions, without further stockholder approval, to issue, at any time and from time to time, shares of preferred stock in one or more series.  Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of Delaware.

          The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.  Such rights may include voting and conversion rights which could adversely affect the holders of the common stock.  Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock.  Holders of preferred stock would typically be entitled to receive a preference payment.

Stockholder Rights Plan

          Our board of directors has adopted a stockholder rights plan.  The stockholder rights plan was adopted to give the board of directors increased power to negotiate in our best interests and to discourage appropriation of control of our Company at a price that is unfair to our stockholders.  The stockholder rights plan is not applicable to MHR. It is not intended to prevent fair offers for acquisition of control determined by our board of directors to be in our best interests and the best interests of our Company’s stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of our board of directors through a proxy contest, or to relieve our board of directors of its fiduciary duty concerning any proposal for our acquisition in good faith.

          The stockholder rights plan involves the distribution of one “right” as a dividend on each outstanding share of our common stock to all holders of record on April 7, 2006, and an ongoing distribution of one right with respect to each share of our common stock issued subsequently.  Each right shall entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock.  The rights trade in tandem with the common stock until, and become exercisable upon, the occurrence of certain triggering events, and the exercise price is based on the estimated long-term value of our common stock.  The exercise of these rights becomes economically attractive upon the triggering of certain “flip-in” or “flip-over” rights which work in conjunction with the  stockholder rights plan’s basic  provisions.  The flip-in rights will permit the preferred stock’s holders to purchase shares of common stock at a discounted rate, resulting in substantial dilution of an acquirer’s voting and economic interests in our company.  The flip-over element of the stockholder rights plan involves certain mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount.  The stockholder rights plan contains a “permitted offer” exception which allows offers determined by our board of directors to be in our best interests and the best interests of our stockholders to take place free of the diluting effects of the stockholder rights plan’s mechanisms.

          Our board of directors retains the right, at all times prior to acquisition of 20% of our voting common stock by an acquirer, to discontinue the stockholder rights plan through the redemption of all rights, or to amend the stockholder rights plan in any respect.

Delaware Law and Certain By-Law Provisions

          Certain provisions of our by-laws are intended to strengthen our board of directors’ position in the event of a hostile takeover attempt.  These by-law provisions have the following effects:

•

they provide that only persons who are nominated in accordance with the procedures set forth in the by-laws shall be eligible for election as directors, except as may be otherwise provided in the by-laws;

•

they provide that only business brought before the annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders; and

•	they establish a procedure for our board of directors to fix the record date whenever stockholder action by written consent is undertaken.

Furthermore, our Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law.  In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

          Our transfer agent and registrar is Mellon Investor Services, whose offices are located at 480 Washington Boulevard, Jersey City, New Jersey 07310, and its telephone number is 800-522-6645.

PLAN OF DISTRIBUTION

          We may offer and sell shares of Common Stock:

•	through one or more underwriters or dealers in a public offering and sale by them,

•	directly to investors, or

•	through agents.

          We may sell shares of Common Stock from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

•	at market prices prevailing at the time of sale,

•	at prices related to such prevailing market prices, or

•	at negotiated prices

          We will describe the method of distribution of the shares of Common Stock in the applicable prospectus supplement.  In the event there is a material change to our plan of distribution for shares offered pursuant to this prospectus, we will file a post-effective amendment to this prospectus setting forth an explanation of such change.

          Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or purchasers of our Common Stock (as their agents in connection with the sale of shares of Common Stock).  These underwriters, dealers or agents may be considered to be underwriters under the Securities Act.  As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions.  The applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us.

          Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers and agents.

          We may grant underwriters who participate in the distribution of shares of Common Stock an option to purchase additional shares of Common Stock to cover over-allotments, if any, in connection with the distribution.

          Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

          Certain legal matters with respect to the securities will be passed on by Brown Rudnick Berlack Israels LLP, Boston, Massachusetts.

EXPERTS

          The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report (which includes an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports with the Securities and Exchange Commission on a regular basis that contain financial information and results of operations. You may read or copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or the Northeast Regional Office, 3 World Financial Center, Room 4300, New York, NY 10281.  You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330.  Our SEC filings are also available at the SEC’s website at www.sec.gov and at our website at www.emisphere.com. This website address is not an active link to the registration statement of which this prospectus is a part, and any documents, links or other materials of any kind contained or referred to on such website are not part of the registration statement of which this prospectus is a part.

INCORPORATION BY REFERENCE

          The SEC allows companies to “incorporate by reference” information filed with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 and under our Commission File Number 1-10615.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed on March 16, 2006.

2.	Our Current Reports on Form 8-K dated January 9, 2006, January 18, 2006, March 1, 2006 and March 27, 2006.

          You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at our principal executive offices at the following address:

Emisphere Technologies, Inc.
765 Old Saw Mill River Road
Tarrytown, New York 10591
(914) 347-2220

          You may also request information through our website at www.emisphere.com.  The reference to our website does not constitute incorporation by reference of the information contained at the site and you should not consider it part of this prospectus.

          This prospectus is part of a registration statement we have filed with the SEC.  You should rely only on the information or representations provided in this prospectus.  We have authorized no one to provide you with different information.  We are not making an offer of these shares of common stock in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.